Exhibit 99.1

SUZANO S.A.

Publicly Held Company
CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

(“Meeting”)

1.                  Date, Time and Place: On July 1, 2020, at 10:10 a.m., by videoconference in accordance with item 6.4. of the Internal Rules of the Board of Directors (“Board”) of Suzano S.A. (“Suzano” or “Company”).

2.                  Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director) , Rodrigo Kede de Freitas Lima (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director). The meeting was also attended by the Company’s Executive Officers, Gabriela Moll, and Messrs. Vitor Tumonis and Stefan Tasoko, as the Company’s representatives.

3.                  Chairman and Secretary: The Meeting was chaired by Mr. David Feffer, who invited Mr. Stefan Tasoko to act as secretary.

4.                  Agenda: Resolve on the: (i) reconvening of the non-statutory advisory committees to this Board of Directors, pursuant to Article 15 of the Company’s Bylaws, which are: Strategy and Innovation Committee, Sustainability Committee, Management and Finance Committee, People Committee, Compensation Committee (previously referred to as Compensation Board) and Eligibility Committee (“Non-Statutory Advisory Committees”); and (ii) appointment of members of the Non-Statutory Advisory Committees.

5.                   Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

6.                   Resolutions: After examining and discussing the matters on the agenda, the Directors unanimously and without reservations, resolve to:

6.1.              Approve the reconvening of the following Non-Statutory Advisory Committees: Strategy and Innovation Committee, Sustainability Committee, Management and Finance Committee, People Committee, Compensation Committee (previously referred to as Compensation Board) and Eligibility Committee (“Non-Statutory Advisory Committees”), whose function will be to issue an opinion on matters within its competence, pursuant to the Company’s Bylaws, the resolutions of this Board of Directors and their respective internal rules.

(continuation of the minutes of the Board of Directors’ Meeting of Suzano S.A., held on 07.01.2020 at 10:10 a.m.)

6.1.1.       Regarding the Compensation Committee, the Directors approved and registered that, as from the reconvening approved above, such Committee, previously referred to as “Compensation Board”, is now called “Compensation Committee”, in line with the other Non-Statutory Advisory Committees.

6.1.2.       Also according to Article 15 of the Company’s Bylaws, the Non-Statutory Advisory Committees will only issue opinions, and the members of such Committees will not have any deliberative power or responsibility for the resolutions that may be approved based on the referred recommendations.

6.2.             Approve the appointment of the following members to form the Strategy and Innovation Committee for a term of two (2) years: RODRIGO KEDE DE FREITAS LIMA (CPF/ME No. 013.620.537-24 | RG No. 09038423-1 SSP/RJ), Brazilian citizen, married, mechanical engineer, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Av. Pres. Juscelino Kubitschek, 1909, 26th floor, Torre Norte - São Paulo Corporate Tower, Vila Olímpia, São Paulo/SP, CEP 04543-907;ARTUR NOEMIO GRYNBAUM (CPF/ME No. 722.349.549-91  | R.G. No. 3.422.581-8), Brazilian citizen, married, economist, resident and domiciled in the city of São Paulo, State of SP, with business address at Av. Dario Lopes dos Santos, 2197 - Curitiba / PR; JULIANA ROZENBAUM MUNEMORI (CPF/ME No. 081.606.157-28 | R.G. No. 55.884.673-7), Brazilian citizen, married, economist, resident and domiciled in the city of São Paulo, State of SP, with business address at Avenida São Gabriel, 477, 6th floor, São Paulo, SP, CEP 01435-001; NILDEMAR SECCHES (CPF/ME No. 589.461.528-34 | RG No. 3.997.339- 6 SSP/SP), Brazilian citizen, widower, mechanical engineer, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Rua Viradouro, 63, Suite 132, Bairro Itaim Bibi, São Paulo/SP, CEP 04538- 110; DAVID FEFFER (CPF/ME No. 882.739.628-49 | RG No. 4.617.720-6 SSP/SP), Brazilian citizen, married, businessman, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355 - 21st floor, Bairro Pinheiros, São Paulo/SP, CEP 01452-919; MARIA PRISCILA RODINI VANSETTI MACHADO (CPF/ME No. 036.618.448-22 | R.G. No. 8.812.418-6 SSP/SP), Brazilian citizen, married, engineer, resident and domiciled in the city of Carmel, Indiana, with business address 9330 Zionsville Road , Indianapolis, Indiana, 46268, United States; MARCELO STRUFALDI CASTELLI (CPF/ME No. 057.846.538-81 | R.G. No. 11778104-6 SSP/SP), Brazilian citizen, married, mechanical engineer, resident and domiciled at Rua Peixoto Gomide 1140, apartment 211, in the city of São Paulo, State of São Paulo, CEP 01409-000; RODRIGO CALVO GALINDO (CPF/ME No. 622.153.291-49 | RG No. 961.394 SSP/MT), Brazilian, married, business manager, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Av. Paulista, 901, 10th floor, CEP 01310-914; and FABIO COELHO, (CPF/ME No. 711.133.807-30 | R.G. No. 36288162), Brazilian citizen, married, civil engineer, resident and domiciled in the city of São Paulo, State of SP, with business address at Rua Av. Brigadeiro Faria Lima, 3477 - 18 floor, Itaim Bibi, São Paulo, SP, CEP 04538-133; and Mr. RODRIGO KEDE DE FREITAS LIMA was appointed as this Committee’s coordinator;

(continuation of the minutes of the Board of Directors’ Meeting of Suzano S.A., held on 07.01.2020 at 10:10 a.m.)

6.3.             Approve the appointment of the following members to form the Sustainability Committee for a term of two (2) years: DAVID FEFFER, identified above; DANIEL FEFFER (CPF/ME No. 011.769.138-08 | R.G. No. 4.617.718-8 SSP/SP), Brazilian citizen, married, lawyer, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355 - 21st floor, Bairro Pinheiros, São Paulo/SP, CEP 01452-919; CLARISSA DE ARAÚJO LINS (CPF/ME No. 851.458.317-49 | R.G. No. 7.354.713-5), Brazilian citizen, married, economist, resident and domiciled in the city of Rio de Janeiro, State of RJ, with home address at Rua Visconde Itaúna, 116, Rio de Janeiro, RJ, CEP 22460-140; PHILIPPE MARIE JOSEPH JOUBERT (CPF/ME No. 595.652.097-34 | R.G. No. 04880781), French and Brazilian citizen, married, economist, resident and domiciled in the city of Paris, France, at 19 Boulevard Suchet, 75016; FABIO COLLETTI BARBOSA (CPF/ME No. 771.733.258-20 | R.G. No. 5.654.446 SSP/SP), Brazilian citizen, married, administrator, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua General San Martin, 23, Jardim América, CEP 01439-030; HAAKON LORENTZEN (CPF/ME No. 667.258.797-72 | RNE. No. W-2064-10-E), Norwegian citizen, married, businessman, resident and domiciled in the city of Rio de Janeiro, State of RJ, with business address at Rua Lauro Müller No. 116, rooms 3902 and 3903, Botafogo, CEP 22.290-160; RONALDO IABRUDI DOS SANTOS PEREIRA (CPF/ME No. 223.184.456-72 | R.G. No. 238.631), Brazilian citizen, married, psychologist, resident and domiciled in the city of São Paulo, State of SP, with home address at Rua Curitiba, 31, Paraíso, São Paulo - SP, CEP 04005 - 030; and MARIA PRISCILA RODINI VANSETTI MACHADO, identified above; and Mr. DAVID FEFFER was appointed as this Committee’s coordinator;

6.4.             Approve the appointment of the following members to form the Management and Finance Committee for a term of two (2) years: DAVID FEFFER, identified above; NILDEMAR SECCHES, identified above; CLAUDIO THOMAZ LOBO SONDER (CPF/ME No 066.934.078-20 | R.G. No. 2.173.952-3 SSP/SP), Brazilian citizen, married, engineer, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355 - 21st floor, Bairro Pinheiros, São Paulo/SP, CEP 01452-919; WALTER SCHALKA (CPF/ME No. 060.533.238-02 | R.G. No. 6.567.956-8 SSP/SP), Brazilian citizen, married, engineer, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355 - 8th floor, Bairro Pinheiros, São Paulo/SP, CEP 01452-919; MARCELO STRUFALDI CASTELLI, identified above; FABIO COELHO, identified above, and RODRIGO CALVO GALINDO, identified above; and Mr. DAVID FEFFER was appointed as this Committee’s coordinator;

6.5.             Approve the appointment of the following members to form the People Committee for a term of two (2) years: NILDEMAR SECCHES, identified above; RODRIGO CALVO GALINDO, identified above; FABIO COELHO, identified above; WALTER SCHALKA, identified above; DAVID FEFFER, identified above; CLAUDIO THOMAZ LOBO SONDER, identified above and MARCELO STRUFALDI CASTELLI, identified above; and Mr. NILDEMAR SECCHES was appointed as this Committee’s coordinator;

(continuation of the minutes of the Board of Directors’ Meeting of Suzano S.A., held on 07.01.2020 at 10:10 a.m.)

6.6.             Approve the appointment of the following members to form the Compensation Committee for a term of two (2) years: ANTÔNIO DE SOUZA CORRÊA MEYER (CPF/ME No. 215.425.978-20 | R.G. No. 3.334.6951 SSP/SP), Brazilian citizen, married, lawyer, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 3144, 12th floor, Vila Olímpia, CEP 01451-000, CLAUDIO THOMAZ LOBO SONDER, identified above, LILIAN MARIA FEREZIM GUIMARÃES, (CPF/ME No. 063.940.958-00 | R.G. No. 10999165-5), Brazilian citizen, married, business manager, resident and domiciled in the city of São Paulo, State of SP, with business address at Rua Marcos Melega, 150 - Edifício Pinus, 8th floor, Alto de Pinheiros, CEP 05466-010, and EDUARDO NUNES GIANINI, (CPF/ME No. 610.317.478-34 | R.G. No. 6.408.968-7), Brazilian citizen, married, consultant, resident and domiciled in the city of Santo André, State of São Paulo, with business address at Rua das Figueiras No. 550/51, Santo André- SP CEP 09080-301; and Mr. CLAUDIO THOMAZ LOBO SONDER was appointed as this Committee’s coordinator;

6.7.             Approve the appointment of the following members to form the Eligibility Committee for a term of two (2) years: NILDEMAR SECCHES, identified above, LILIAN MARIA FEREZIM GUIMARÃES, identified above, and EDUARDO NUNES GIANINI, identified above; and Mr. EDUARDO NUNES GIANINI was appointed as this Committee’s coordinator;

7.                Closure: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors present.

São Paulo, SP, July 1, 2020.

David Feffer	Stefan Tasoko
Chairman of the Meeting and of the Board	Secretary

Claudio Thomaz Lobo Sonder	Daniel Feffer
Vice-Chairman	Vice-Chairman

Nildemar Secches	Maria Priscila Rodini Vansetti Machado
Director	Director

(continuation of the minutes of the Board of Directors’ Meeting of Suzano S.A., held on 07.01.2020 at 10:10 a.m.)

Ana Paula Pessoa	Rodrigo Kede de Freitas Lima
Director	Director

Rodrigo Calvo Galindo	Paulo Rogerio Caffarelli
Director	Director

Hélio Lima Magalhães
Director